Andrew E. Balog

Tel (305) 579-0642

Fax (305) 579-0717

baloga@gtlaw.com

December 26, 2013

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Loan Lauren P. Nguyen, Esq.
Ryan Adams

	Re:	Vapor Corp.
Pre-Effective Amendment No. 1 to
Registration Statement on Form S-1
File No. 333-192391

Ladies and Gentlemen:

On behalf of Vapor Corp., a Nevada corporation (the “Registrant”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 1 (“Amendment No. 1”) to the Registrant’s Registration Statement on Form S-1 (No. 333-192391), originally filed with the Commission on November 18, 2013 (the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.

Amendment No. 1 responds to the comments heretofore received from the Commission’s staff (the “Staff”) by a letter dated December 13, 2013 (the “Comment Letter”) with respect to the Registration Statement. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Comment Letter.

For the Staff’s convenience, the Staff’s comments have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff’s comments contained in the Comment Letter) and the responses to each comment appear immediately below such comment. For the further convenience of the Staff, the Registrant has enclosed marked courtesy copies of Amendment No. 1 reflecting the changes from the initial filing.

ALBANY

AMSTERDAM

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LAS VEGAS

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LOS ANGELES

MEXICO CITY+

MIAMI

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NEW JERSEY

NEW YORK

ORANGE COUNTY

ORLANDO

PALM BEACH COUNTY

PHILADELPHIA

PHOENIX

ROME**

SACRAMENTO

SAN FRANCISCO

SEOUL¥

SHANGHAI

SILICON VALLEY

TALLAHASSEE

TAMPA

TEL AVIV^

TYSONS CORNER

WARSAW~

WASHINGTON, D.C.

WHITE PLAINS

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GREENBERG TRAURIG, P.A.    —    ATTORNEYS AT LAW    —    WWW.GTLAW.COM

333 Southeast Second Avenue    —    Miami, FL 33131    —    Tel 305.579.0500    —    Fax 305.579.0717

General

1.	In light of your recent private placement of the 16,080,833 shares covered by the prospectus, please provide us your analysis in support of the characterization of the transaction being registered as a secondary offering, rather than a primary offering on behalf of the issuer. Refer to Securities Act Rules Compliance & Disclosure Interpretation 612.09 for guidance.

For the reasons discussed below, we respectfully submit that the offering contemplated by the Registration Statement is a valid secondary offering by or on behalf of the selling stockholders named therein that may be registered for sale on a continuous basis pursuant to Rule 415(a)(1)(i) under the Securities Act. The offering is not the type of transaction about which the Staff has historically raised concerns under Rule 415, and a careful consideration of all of the factors articulated in Question 612.09 (the “Interpretation”) of the Staff’s Compliance & Disclosure Interpretations (the “CDIs”) for Securities Act Rules clearly supports a conclusion that the offering does not amount to a distribution by the Investors on behalf of the Registrant.

We understand that several years ago the Staff became concerned about the public resale of securities purchased in so-called “toxic” PIPE transactions. The Staff believed that public investors often did not have an appropriate understanding as to the nature of the investment being made or the negative impact that such transactions could have on the market prices of the securities involved. In many of these “toxic” transactions, an issuer would commit to issuing convertible securities with a conversion price that floated in accordance with the market price of the underlying common stock. When the deals were announced, the stock prices typically fell, resulting in the issuance of significant blocks of stock – in many cases well in excess of 100% of the shares previously outstanding. In these toxic situations, existing investors or investors who purchased shares of stock after the announcement of the transaction frequently faced unrelenting downward pressure on the value of their investments. In too many of these cases, the shares held by non-participants in these transactions were ultimately rendered worthless.

To combat the effects of these toxic transactions, we understand that the Office of the Chief Counsel and the senior Staff members of the Commission’s Division of Corporation Finance began to look at ways to discourage toxic transactions and to limit the impact of these transactions. One way to do so was to limit the ability of the investors in those transactions to have their securities registered.

We understand that to monitor these types of transactions, the Staff implemented a process by which it compared the number of securities that an issuer sought to register with the number of securities of that class that were outstanding and held by non-affiliates as disclosed in the issuer’s Annual Report on Form 10-K. As we understand it, the Staff was instructed to look more closely at any situation in which an offering involved more than

GREENBERG TRAURIG, P.A.

approximately one-third of the issuer’s public float. If an issuer sought to register more than one-third of its public float, then the Staff was instructed to examine the transaction to see if it implicated Staff concerns that a secondary offering might be a “disguised” primary offering for purposes of Rule 415. According to the Office of the Chief Counsel, however, this test was intended as a mere screening process and was not intended to substitute for a complete analysis of the factors cited in the Interpretation.

It has been reported that the Staff has recognized that the application of this float screening test led to the unintended consequence of limiting the securities that could be registered on behalf of selling stockholders in transactions that did not implicate the Staff’s concerns with respect to “toxic” PIPE transactions. As a result, we understand that the Staff’s focus shifted in late 2006 to “Extreme Convertible” transactions to avoid disrupting legitimate PIPE transactions.1

As discussed below, the transaction (the “Financing”) pursuant to which 26 institutional and individual accredited investors (the “Investors”) and the Placement Agent (as defined below) acquired the securities for which the Registrant seeks registration was a valid private placement made in reliance on Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. The securities are shares of common stock, not convertible securities. The Registrant unconditionally sold the securities to the Investors at a fixed purchase price 20 days prior to the date the Registration Statement was filed. Each of the Investors unconditionally paid the aggregate purchase price, in full, to the Registrant for its securities 20 days prior to the date the Registration Statement was filed. No Investor, by virtue of the Financing, has any right to acquire additional securities or to demand any adjustment in the price at which it purchased its securities in the Financing based on future events or otherwise. Thus, the Investors were at market risk from the moment of the closing of the Financing and continue to be at market risk today.

In short, the Financing does not possess any of the toxic features that have historically given rise to the Staff’s concerns under Rule 415. Furthermore, we believe that a careful consideration of all of the factors enumerated in the Interpretation amply supports the conclusion that the Financing is a valid secondary offering and not an offering “by or on behalf of the registrant.” We are aware of, and have reviewed correspondence relating to, several secondary offerings in which the Staff, under circumstances very similar to the Financing, did not recharacterize the offering as a primary offering.

[1]	See Speech by John W. White, Director, Division of Corporation Finance, February 23, 2007; Keller, Stanley and Hicks, William, “Unblocking Clogged PIPEs: SEC Focuses on Availability of Rule 415”, Insights, May 2007.

GREENBERG TRAURIG, P.A.

A.	Background

The Registrant is seeking to register 16,080,833 shares (the “Shares”) of its common stock, par value $0.001 per share (the “Common Stock”), that were sold in the Financing along with 964,850 shares of Common Stock (together with the Shares, the “Registration Shares”) issuable upon the exercise of a common stock purchase warrant that the Registrant issued to Roth Capital Partners, LLC (the “Placement Agent”), who acted as the exclusive placement agent for the Financing, as partial payment of the fees owed to the Placement Agent. The Registration Shares may be offered and sold by 27 selling stockholders (including the Placement Agent).

An aggregate of 16,666,667 shares of Common Stock were sold in the Financing of which 585,834 shares were purchased by five of the Registrant’s officers and directors. The 585,834 shares of Common Stock purchased by the Registrant’s officers and directors are not covered by the Registration Statement; none of such officers and directors is a selling stockholder.

The Financing

During the past year, the Registrant’s management team and board of directors (the “Board”) recognized that the Registrant would need additional working capital beyond what it raised in private debt financings and what could be generated through operations to fund, among other things, its growth initiatives. Accordingly, in July 2013, the Registrant engaged the Placement Agent, to assist with an equity financing. Based on the Registrant’s stock price as quoted on the OTC Bulletin Board, the state of the capital markets for similarly situated companies and the Registrant’s need to obtain additional working capital in a timely manner, the Placement Agent and the Registrant’s management and Board agreed that a private placement of Common Stock targeting institutional investors and other qualified accredited investors had the highest likelihood of success.

The Placement Agent then began to contact potential investors on behalf of the Registrant to discuss a proposed private placement of shares of Common Stock. Following those contacts, the Registrant’s management team met with various potential investors to discuss the Registrant’s business and prospects.

On October 22, 2013, the Registrant entered into a Purchase Agreement (the “Purchase Agreement”) with 26 separate institutional or otherwise qualified accredited investors for the sale of the Shares. Pursuant to the Purchase Agreement, the Investors purchased the Shares on October 29, 2013 at a purchase price of $0.60 per Share.

GREENBERG TRAURIG, P.A.

Exemption from Registration

The Shares were issued pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. According to information provided to the Registrant by the Investors, each of the Investors is either an institutional investor specializing in investments in small capitalization public companies or an individual accredited investor with experience making such investments. In addition, each of the Investors made extensive representations and warranties in the Purchase Agreement regarding its investment intent, including representations that each Investor was purchasing its Shares for its own account, for investment purposes and not for the purpose of effecting any distribution of the Shares in violation of the Securities Act. Furthermore, each of the Investors represented that it was acting individually and not as a group, and that each Investor had made its own independent decision to purchase Shares in the Financing.

In connection with their investments, each of the Investors conducted due diligence on the Registrant by, among other things, reviewing the Registrant’s public filings with the Commission and conducting meetings with members of the Registrant’s senior management team at which the Registrant’s business and prospects were discussed.

Registration Rights Agreement

In connection with the Financing, the Registrant entered into a Registration Rights Agreement with the Investors (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Registrant agreed to file with the Commission a registration statement covering the resale of the Shares within 30 days of the closing of the Financing.

On November 18, 2013, the Registrant filed the Registration Statement covering the Registration Shares with the Commission.

B. Offered Shares; Non-Affiliates; Relationships with Selling Stockholders

Immediately prior to the Financing, the Registrant had 60,372,344 shares of Common Stock outstanding. In addition, immediately prior to the Financing, the Registrant had outstanding warrants to purchase 114,534 shares of Common Stock, outstanding stock options to purchase 5,521,000 shares of Common Stock and outstanding Senior Convertible Notes convertible into 3,898,618 shares of Common Stock. The outstanding Senior Convertible Notes were converted in full into 3,898,618 shares of Common Stock and extinguished in conjunction with completion of the Financing.

GREENBERG TRAURIG, P.A.

Immediately prior to the Financing, the Registrant’s directors and executive officers as a group beneficially owned an aggregate of 21,027,833 shares of Common Stock, of which 16,857,668 shares were issued and outstanding.

Immediately after the Financing, the Registrant had 80,937,629 shares of Common Stock outstanding, of which an aggregate of 18,973,453 were beneficially owned by the Registrant’s directors and executive officers.

Thus, the Shares represent approximately: (i) 26.6% of the outstanding shares of Common Stock immediately prior to the Financing; (ii) 23.0% of the fully diluted shares of Common Stock immediately prior the Financing; (iii) 40.8% of the outstanding shares of Common Stock held by non-affiliates immediately prior to the Financing; (iv) 19.9% of the outstanding shares of Common Stock immediately after the Financing; (v) 18.4% of the fully diluted shares of Common Stock immediately after the Financing; and (vi) 27.8% of the outstanding shares of Common Stock held by non-affiliates of the Registrant immediately after the Financing.

A total of 26 Investors purchased the Shares. Even if related Investors are treated as part of one group, there would be a total of 24 unrelated selling stockholders. As noted below, the Registrant is not aware of any relationships or agreements among any of the unrelated Investors, nor does the Registrant have any reason to believe that such relationships or agreements exist. In fact, there is not one scintilla of evidence that the Investors have any plan to act in concert to effect a distribution of their Shares.

In the Purchase Agreement, each of the Investors represented and warranted to the Registrant that it was not a broker-dealer registered with the Commission under the Exchange Act or an entity engaged in a business that would require it to be so registered. As discussed above, each of the Investors also represented and warranted that the Shares purchased by it were being acquired for such Investor’s own account, not as nominee or agent, and not with a view to the resale or distribution of any part of the Shares in violation of the Securities Act. The Financing was negotiated at arm’s length, with each of the Investors incurring all of the economic and market risk attendant to this type of transaction.

None of the Investors had any relationship with the Registrant prior to the Financing.

GREENBERG TRAURIG, P.A.

C. Rule 415 Analysis

In 1983 the Commission adopted Rule 415 under the Act to permit the registration of offerings to be made on a delayed or continuous basis. Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the Rule. In relevant part, Rule 415 provides:

“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:

(1) The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;…[or]

(x) Securities registered (or qualified to be registered) on Form S–3 or Form F–3 (§239.13 or §239.33 of this chapter) which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant, a majority-owned subsidiary of the registrant or a person of which the registrant is a majority-owned subsidiary….”

Under Rule 415(a)(1)(i), an issuer may register shares to be sold on a delayed or continuous basis by selling stockholders in a bona fide secondary offering without restriction.

In the event that an offering registered in reliance on Rule 415(a)(1)(i) is deemed to be an offering that is “by or on behalf of the registrant” as specified in Rule 415(a)(1)(x), Rule 415 contains additional limitations. Rule 415(a)(4) provides that

“In the case of a registration statement pertaining to an at the market offering of equity securities by or on behalf of the registrant, the offering must come within paragraph (a)(1)(x) of this section. As used in this paragraph, the term ‘at the market offering’ means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.”

As a result, if an offering which purports to be a secondary offering is characterized as an offering “by or on behalf of the registrant,” Rule 415 is only available to register an “at the market offering” if the registrant is eligible to use Form S-3 or Form F-3 to register a primary offering.

In the event that the offering registered by the Registration Statement is recharacterized as a primary offering on behalf of the Registrant, (i) the offering would have to be made on a fixed price basis (in other words, the Investors would not be able to sell their securities at prevailing market prices) unless the Registrant is eligible to use Form S-3 for a primary offering, (ii) the Investors would be deemed to be “underwriters” with respect to the Financing (with the attendant liabilities under Section 11 of the Act) and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 would never be available to them to effect resales of their securities.

GREENBERG TRAURIG, P.A.

Because of the requirements of Rule 415, the Staff’s interpretation of Rule 415 has a dramatic and potentially disastrous impact on the ability of a selling stockholder to effect the resale of its securities. Because recharacterizing the offering as “by or on behalf of the registrant” has such a draconian impact, and a mischaracterization can have a chilling effect on the ability of smaller public companies — like the Registrant — to raise capital, the Staff should only recharacterize a secondary offering as being on behalf of a registrant after careful and complete review of all of the relevant facts and circumstances.

The Staff has previously recognized the delicacy with which the analysis of a particular transaction must be undertaken. In the Interpretation, the Staff has set forth a detailed analysis of the relevant factors that should be examined. The Interpretation provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (emphasis added)

As the Interpretation indicates, the question is a “difficult” and “factual” one that involves an analysis of many factors and “all the circumstances.”

Each of the relevant factors listed in the Interpretation is discussed below in the context of the Financing. In our view, based on a proper consideration of all of those factors, the Staff should conclude that (i) the Registration Statement relates to a valid secondary offering and (ii) all of the shares of Common Stock issued in the Financing can be registered for sale on behalf of the Investors pursuant to Rule 415(a)(1)(i).

GREENBERG TRAURIG, P.A.

1.	The length of time that the Investors have held, and will hold, the Shares is inconsistent with a determination that the offering is on behalf of the Registrant.

Presumably, the longer shares are held, the less likely it is that the selling stockholders are acting as a mere conduit for the Registrant. Here, the Investors have now held their shares for 58 days as of the date of this letter, and for the reasons discussed in Item 2 below, the Investors will likely be required to continue to hold their Shares for a significant additional length of time. This holding period is longer than the period required by the Staff for valid “PIPE” transactions.

The Staff’s “PIPEs” interpretation is set forth in Question 116.19 of the CDIs for the Securities Act Forms (the “PIPEs Interpretation”). The PIPEs Interpretation provides in relevant part that:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement….The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the placement. Since no holding period is required for a PIPE transaction to be a valid secondary offering, by definition a holding period of more than two months must also be sufficient for a valid secondary offering.

This concept comports with longstanding custom and practice in the PIPEs marketplace. In many PIPE transactions — including this one — a registration statement is required to be filed shortly after closing (typically 30 days) and declared effective shortly thereafter (typically 90 days after closing). In addition, an extended holding period was both contemplated and expected by the Investors at the time they made their investments. All of the Investors and the Registrant expected that there could be a full review of the Registration Statement by the Commission, which all parties knew would significantly extend the amount of time before which the Shares sold in the Financing would be registered for resale. Further, as discussed in more detail in Item 2 below, the Investors realized that the trading volume for the Common Stock has historically been very low. Given these facts, of which the Investors were aware at the time of the Financing, the Investors did not expect to have the ability to quickly exit their positions even if they might desire to do so.

GREENBERG TRAURIG, P.A.

The factors discussed above, including the length of time that has elapsed since the Shares were originally acquired by the Investors and that will ultimately elapse prior to the Shares first becoming saleable in the public market, and the fact that the Investors were aware at the time of the Financing that, for various reasons, they would be unable to quickly exit their positions with respect to the Shares, combine to support the conclusion that the offering pursuant to the Registration Statement is a valid secondary offering.

2.	The circumstances under which the Investors received the Shares do not support a conclusion that the offering is by or on behalf of the Registrant.

The Shares were issued in a valid private placement that complied in all respects with the PIPEs Interpretation, Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder.

The proposed registration is not of the type about which the Staff has normally raised concerns under Rule 415, such as abusive PIPE transactions. The proposed offering can be easily distinguished from abusive PIPE transactions for a number of reasons. Neither the terms of the Shares nor the terms of the Financing contain any “toxic” features that have been identified by the Staff as causing concern in PIPE transactions. It is important to note that the Financing involved the sale of shares of Common Stock, not convertible securities, and does not include warrants or any other subscription rights for additional shares of Common Stock. No Investor, by virtue of the Financing, has any right to obtain additional shares of Common Stock or a reduction in the purchase price that it paid for its Shares based on subsequent events or otherwise. The Shares were unconditionally issued and became outstanding on October 29, 2013, and the Investors unconditionally paid the full purchase price for their Shares on that date. Thus, all of the Investors were at market risk immediately following the issuance of the Shares and prior to the filing of the Registration Statement. Further, all of the Investors purchased their Shares for investment and specifically represented that they were not acquiring their Shares for the purpose or with the intent of effecting a distribution in violation of the Securities Act. There is no evidence to suggest that those representations were false. Because the Investors are still subject to market risk if the Shares decrease in value, the fact that they were willing to participate in the Financing with the knowledge that their ability to fully exit their positions would be restricted for an extended period of time should provide additional evidence that they purchased their Shares as an investment (and not with the intent to effect a distribution).

The Investors performed significant fundamental due diligence on the Registrant prior to investing, including conversations with management, consistent with the type of diligence one would expect from a buy and hold investor that was concerned with the long-term prospects of the Registrant. Further, the Investors were aware of the likelihood that, as discussed below, they would have to hold their Shares for an extended period of time.

GREENBERG TRAURIG, P.A.

The existence of the Registration Rights Agreement does not alter the conclusion that the Investors purchased their Shares for investment and not with the intent to effect a distribution in violation of the Securities Act. Although the Investors bargained for registration rights as part of the Financing, registration rights, in and of themselves, do not evidence an intent on the part of the Investors to sell their Shares. There are a number of reasons why investors want securities registered other than to effect an immediate sale. Many private investment funds, including many of the Investors, are required to mark their portfolios to market. If portfolio securities are not registered, the investment funds are required to mark down the book value of those securities to reflect an illiquidity discount. That portfolio valuation does not depend on whether the investment funds intend to dispose of their securities or to hold them for an indefinite period. In addition, many of the Investors are fiduciaries of other people’s money and have a common law duty to act prudently. In seeking to register their Shares, such Investors are acting in a manner that is consistent with this fiduciary duty, as not registering the Shares would prevent them from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their investment judgment about the Registrant.

Furthermore, it is important to keep in mind that, under the present circumstances, it would be virtually impossible for the Investors to effect a distribution even if they desired to do so. In order to effect a distribution of the Shares, 24 unrelated Investors would need to collude in contravention of express representations and warranties each made in the purchase agreement. There is not one scintilla of evidence of any arrangement, agreement or plan among the various Investors to effect a distribution of the Shares exists.

In addition, according to the website Yahoo, the three-month average daily trading volume of the Common Stock as of December 23, 2013 was approximately 622,308 shares. We respectfully submit that the Investors’ ability to attempt a distribution of the Shares would be severely limited because the market simply could not absorb that amount of Common Stock, even if registered. For example, if the Investors were to attempt to liquidate their positions in the Shares in the open market, and assuming that no other person sold a single share of Common Stock, it would take them more than 25 months to do so at the current daily trading volume. Alternatively, if the Investors accounted for half of that daily trading volume, it would take them more than four years to liquidate their positions in the open market. Given the length of time it would take the Investors to liquidate their positions, it is not credible to conclude that the Investors have purchased their Shares for the purpose of making a distribution. In this situation, common in many PIPE transactions, the concept that the Investors have “freely tradable” shares is

GREENBERG TRAURIG, P.A.

more theoretical than real. For all practical purposes, the Investors are largely locked in to their investments, regardless of whether their Shares are registered.

Also, there is no evidence that a distribution would occur if the Registration Statement were to be declared effective. Rule 100(b) of Regulation M defines the term “distribution” as:

[A]n offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods. (Emphasis added).

Special selling efforts and selling methods must be employed before an offering can constitute a distribution. Here, there is no evidence that any special selling efforts or selling methods have taken or would take place if all of the Shares covered by the Registration Statement were registered. The Registrant is not aware that the Investors have conducted any road shows or taken any other actions to condition the market for their Shares.

3.	The relationship of the Investors to the Registrant does not support a conclusion that the Investors are acting on behalf of the Registrant.

The Investors became involved in the Financing through solicitation by the Placement Agent. Each of the Investors was approached by the Placement Agent, and not by the Registrant, and the Placement Agent approached the Investors well after the Placement Agent was retained by the Registrant in July 2013. Except for the relationships arising directly from the Investors’ investments in shares of Common Stock, there are not, and there have not been at any time, any relationships between the Registrant and any Investor.

4.	The number of Shares involved in the offering is not dispositive of a conclusion that the Investors acted on behalf of the Registrant.

At the outset, it is important to note that the amount of securities involved in an offering is only one factor cited in the Interpretation to be considered by the Staff in applying Rule 415. However, in practical application, it appears that the amount of securities being registered has become the only factor which the Staff finds relevant. This focus on the number of securities being registered is inconsistent with the Interpretation and the facts and circumstances surrounding transactions like the Financing.

The availability of Rule 415 depends on whether the offering is made by selling stockholders or deemed to be made by or on behalf of the issuer. For the Staff to determine that the offering is really being made on behalf of the issuer, the Staff must, by definition, conclude that the selling stockholders are

GREENBERG TRAURIG, P.A.

seeking to effect a distribution of the securities. If the Staff’s primary concern, as it must be, is that a distribution is taking place, then the number of securities being registered should be one of the least important factors in the Staff’s analysis. Clearly, an illegal distribution of securities can take place when the amount of securities involved is less than one-third of the issuer’s public float. In fact, for the reasons described above, it is far easier to effect an illegal distribution when the number of securities involved is relatively small in relation to the outstanding securities or the public float. As demonstrated above, when investors buy a large stake of a small public company, it is extremely difficult for them to exit their positions. The larger the investment, the harder it is for an investor to effect a distribution, especially in the case of a small public company like the Registrant.

Focusing solely on the number of securities being registered in relation to the outstanding securities or the public float has a disproportionate impact on smaller public companies - exactly those issuers who are unable to use Form S-3 to register their securities on the shelf and have very limited options to raise funds. It is difficult to harmonize a focus on the number of securities being registered by smaller companies with the Commission’s public commitment to small business issuers. Further, the enactment of the Jumpstart Our Business Startups Act demonstrates that Congress is focused on making access to the capital markets easier, not harder, for smaller companies.

The Staff’s focus on sheer numbers also ignores a fundamental aspect of these transactions. Institutional investors in PIPEs are funding business plans and strategic initiatives, not looking to take control of public issuers or to illegally distribute stock. In the case of the Financing, the Investors evaluated an investment in the Registrant on the basis of the business purpose for the offering and whether they believed the Registrant’s proposed use of proceeds was rational and likely to produce favorable investment returns. The number of Shares that they purchased was simply a mathematical result of the size of the investment, the price per Share and the Registrant’s market capitalization. PIPE investors do not typically look to acquire a specific proportion of a company and then calculate an investment amount based on that desired level of ownership. A focus on the percentage of the public float or the percentage of the shares outstanding unfairly penalizes smaller companies without apparent justification.

Moreover, limiting the number of securities being registered does not effect any significant change in the circumstances of a proposed offering. If the selling stockholders are acting as a mere conduit for the issuer, then reducing the number of securities being sold does not change the investment intent of the selling stockholders or their ability to effect a distribution if, in fact, that was their intent.

GREENBERG TRAURIG, P.A.

Furthermore, an arbitrary focus on one-third of the public float contradicts the Staff’s interpretative positions. For example, Question 612.12 of the CDIs for Securities Act Rules describes a scenario in which a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part, as follows:

A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).

In addition, Question 216.14 of the CDIs for Securities Act Forms, regarding the use of Form S-3 to effect a secondary offering, provides:

“Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.” (emphasis added)

These interpretive positions make it clear that the amount of securities offered, whether by an affiliate or otherwise, is not the determinative factor when considering whether an offering is properly characterized as a secondary offering. In fact, these interpretative positions make it clear that the number of securities being registered is only relevant where the other facts “clearly indicate” that the offering is not in reality a secondary offering. Here, the other facts with regard to the Registrant, the Investors and the Financing, as discussed elsewhere in this response, clearly indicate that the offering is appropriately characterized as a secondary offering permitted under Rule 415(a)(1)(i).

Even if the number of securities registered is the sole focus of the inquiry, the Financing should not raise significant concerns about a “disguised” primary offering. As discussed elsewhere in this response, the Shares represent less than 28% of the outstanding shares of Common Stock held by non-affiliates of the Registrant immediately after the Financing. We are aware that the Staff has permitted the registration of far more shares as a valid secondary offering.

5.	The Investors are not in the business of underwriting securities.

To the Registrant’s knowledge, none of the Investors is in the business of underwriting securities. As discussed above, most of the Investors are private investment funds that buy and sell portfolio securities for their own accounts. Each of the Investors represented at the time of Financing that (i) it was acquiring the Shares for its own account, not as nominee or agent, and not

GREENBERG TRAURIG, P.A.

with a view to the resale or distribution of any part of the Shares in violation of the Securities Act, (ii) it had no present intention of selling, granting any participation in, or otherwise distributing the Shares in violation of the Securities Act, and (iii) it was not a broker-dealer registered with the Commission under the Exchange Act or an entity engaged in a business that would require it to be so registered. There is no evidence to suggest that any of those representations were false.

6.	The Registrant will not receive any proceeds from the resales of Shares pursuant to the Registration Statement.

Although the Staff indicated in the Interpretation that the question of who receives the proceeds is not the only factor on which an analysis of the character of an offering should be based, it should be important to any such analysis. In this case, the Registrant will not receive any proceeds from the sale or other disposition of the Shares offered by the Investors. This fact supports the conclusion that the offering is not on behalf of the Registrant. In circumstances where the Registrant has no economic interest in resales that are tied to market prices, it is implausible to view such resales, the economic benefits of which inure almost entirely to the selling stockholders, as being “on behalf” of the issuer in any sense.

7.	It does not appear under all of the circumstances that the Investors are acting as a conduit to the Registrant.

It is axiomatic that a “distribution” of securities on behalf of an issuer must be taking place before a person can be acting as a conduit for the issuer and, thus, an “underwriter”. As the facts and analysis provided above demonstrate, the Investors are not engaging in a distribution for the benefit of the Registrant and are not acting as conduits for the Registrant. The Investors made fundamental decisions to invest in the Registrant, have represented their investment intent and disclaimed any intent to illegally distribute their Shares. There is no evidence to suggest that any of the Investors are acting in concert to effect a coordinated distribution of the Shares. To the extent that the Staff somehow views the number of Shares beneficially owned by the Investors as evidence that they are acting as conduits for the Registrant, that view is tantamount to an attempt to resurrect the presumptive underwriter doctrine, which has been dead for more than 20 years and would ignore the Staff’s own interpretative positions, such as CDIs Questions 612.12 and 216.14 discussed above. In addition, the number of Shares beneficially owned by the Investors would make it extremely difficult for them to distribute those Shares even if that was their intention. None of the Investors are in the business of underwriting securities, and the Registrant will not receive any proceeds from sales of the Shares by the Investors.

GREENBERG TRAURIG, P.A.

In these circumstances, we believe the offering that the Registrant seeks to register is a valid secondary offering and may proceed consistent with Rule 415.

D. Conclusion.

On the basis of the foregoing, we believe that the offering covered by the Registration Statement is appropriately characterized as a valid secondary offering and not an offering “by or on behalf of the registrant.”

2.	Please confirm whether the non-natural person selling stockholders are broker-dealers or affiliates of any broker-dealers.

None of the non-natural person selling stockholders are broker-dealers or affiliates of any broker-dealers other than: (i) Roth Capital Partners, LLC, which is a broker-dealer and acted as the exclusive placement agent for the Financing, (ii) BTG Investments, LLC, which is an affiliate of Roth Capital Partners, LLC, (iii) Capital Ventures International, which is an affiliate of one or more broker-dealers and (iv) 1999 Clifford Family Trust dated 12/22//99, whose co-trustee Robert C. Clifford is the head of capital markets for the broker-dealer MDB Capital Group. The Registrant has added disclosure about these non-natural person selling stockholders’ broker-dealer status in Amendment No. 1 under the section entitled “Selling Stockholders” and in the footnotes to the table included therein.

Registration Statement Cover Page

3.	Please revise footnote 1 to the Calculation of Registration Fee table to identify the specific subsection of Rule 416 of the Securities Act of 1933 relied upon and to track the language of that subsection.

The Registrant has revised the referenced disclosure as requested.

Prospectus Summary, page 2

4.	Please revise this section to disclose, in one of the opening paragraphs, your revenues and net income or losses for your last fiscal year and most recent interim period. Also revise to clarify your limited operating history in your current business.

The Registrant has revised the referenced disclosure as requested.

5.	Please provide us with copies of the reports and other industry data in support of your industry disclosure here and in the business section.

Enclosed herewith are the requested copies of the reports and other industry data.

GREENBERG TRAURIG, P.A.

The Market for Electronic Cigarettes, page 3

6.	We note the disclosure that electronic cigarettes may be used in some instances where for regulatory or safety reasons tobacco burning cigarettes may not be used. Please balance the disclosure by clarifying that you cannot provide any assurances that future regulations may not affect where your products are used.

The Registrant has revised the referenced disclosure as requested. The Registrant also revised the same disclosure that appears in the business section.

Description of Description of Private Placement, page 6

7.	Please reconcile your disclosure here that on October 29, 2013, you completed a private placement of 16,666,667 shares of common stock with the disclosure on the prospectus cover page that on October 29, 2013, you issued 16,080,833 shares of common stock in a private placement.

The prospectus only covers 16,080,833 of the 16,666,667 shares of the Registrant’s common stock issued in the private placement because (as indicated in the response to comment 1) the Registrant’s officers and directors who purchased 585,834 shares in the private placement are not selling stockholders. The Registrant has revised the disclosure on the prospectus coverage page to reconcile the difference.

8.	We note the bullet points on pages 6 and 7 listing the various terms under the purchase agreement that you are required to fulfill. Please revise to disclose, to the extent possible, the progress you have made in fulfilling these requirements.

The Registrant has revised the referenced disclosure as requested.

Risk Factors, page 7

General

9.	Please remove the last sentence in the introductory paragraph. This section should address all of the material risks and should not reference additional unknown or immaterial risks.

The Registrant has revised the referenced disclosure as requested.

GREENBERG TRAURIG, P.A.

10.	Please include a risk factor describing the risks, if applicable, that the recent development of electronic cigarettes has not allowed the medical profession to study the long-term effects of electronic cigarette use.

The Registrant has included the requested risk factor.

11.	Please revise this section to discuss the risks and restrictions of trading as a penny stock. For guidance, refer to Exchange Act Rules 15g-1 through 15g-9.

The Registrant has included the requested risk factor.

12.	Please revise this section to discuss the risks of not having independent directors on your board, as well as not having a standing audit committee, compensation committee, or a nominating and governance committee.

The Registrant has revised the referenced disclosure as requested.

Risks Relating to Our Business, page 7

We face intense competition and our failure to compete effectively, page 11

13. We note your statement that you believe “big Tobacco, beyond Lorillard, Inc., will eventually offer electronic cigarettes as the market for electronic cigarettes grows.” As it appears that Reynolds American Inc. and Altria Group Inc. both currently offer electronic cigarettes, please revise this statement and describe the attendant risks.

The Registrant has revised the referenced disclosure as requested. The Registrant also revised the same disclosure that appears in the business section.

We may not be able to establish sustainable relationships with large retailers, page 14

14. Please revise to explain what “slotting fees” are.

The Registrant has revised the referenced disclosure as requested.

If we fail to satisfy our registration obligations under the registration rights agreement, page 16

15.	Please revise this risk factor to quantify the cash payments that you will have to make to holders in the event you fail to satisfy your registration obligations.

The Registrant has revised the referenced disclosure as requested.

GREENBERG TRAURIG, P.A.

Use of Proceeds, page 22

16. Please revise this section to disclose how the potential proceeds from the cash exercise of the common stock purchase warrants would be used by the company or advise.

The Registrant has revised the referenced disclosure as requested. The Registrant also revised the same disclosure that appears in the prospectus summary.

Management’s Discussion and Analysis, page 26

Liquidity and Capital Resources, page 33

17. Please revise to discuss the material terms of your loan agreements. For example, we note your reference to the Term Loan and the Factoring Facility on page 29. Please also file any material agreements as exhibits to the registration statement.

The Registrant has revised the referenced disclosure as requested. Please note that these loan agreements are already filed as exhibits 10.15 and 10.17 of the Registration Statement.

Business, page 35

Company Background, page 35

18. Please revise to eliminate non-substantiable statements or other marketing language in this section, including statements such as those on page 36 that you “diligently work to provide superb looking” products, and on page 37 that you offer products in “fashionable and trendy prints and finishes,” and on page 38 regarding your “unique ability.” Please also revise similar statements throughout the prospectus.

The Registrant has revised the referenced disclosure as requested as well as similar statements throughout the prospectus.

19.	It appears from your discussion in the Management’s Discussion and Analysis section that advertising is a large cost to your company. Please revise this section to describe the advertising aspect of your business and any related material costs.

The Registrant has revised the referenced disclosure as requested.

GREENBERG TRAURIG, P.A.

20.	In one clear discussion or table, please disclose the types of products that you offer and their corresponding pricing schemes.

The Registrant has provided the disclosure as requested.

Distribution of our Products in Canada, page 38

21.	We note your disclosure of your “private label production and supply agreement with Spike Marks Inc./Casa Cubana.” Please file it as an exhibit or explain to us why it is not material to you.

Please note that this private label production and supply agreement is already filed as exhibit 10.7 to the Registration Statement.

Competition, page 40

22.	Please revise to explain why you are discussing the entry of “Big Pharma” into your industry in the last paragraph of this section.

The Registrant has deleted the disclosure at issue.

Manufacturing, page 40

23.	Please revise this section to explain in greater detail your production arrangements, including the names of your principal suppliers. Please also revise to disclose the amount spent during the last two fiscal years on research and development, as appropriate. Refer to Item 101(h)(4)(v) and Item 101(h)(4)(x) of Regulation S-K.

The Registrant has revised the disclosure as requested with regard to its production arrangements. However, the Registrant has not disclosed the names of its principal manufacturers for two reasons. First, the Registrant does not believe that such disclosure is material to investors. The fact that the Registrant has a sufficient number of manufacturers to source products is material to an informed investment decision. Second, such disclosure would cause the Registrant to suffer irreparable competitive harm because its competitors could use it to interfere with the Registrant’s relationships with its manufacturers as well as to gain access to proprietary information regarding the Registrant’s cost structure, pricing and product development efforts.

The Registrant has revised the disclosure as requested with regard to research and development costs in “Our Improvements and Product Development” of the business section.

GREENBERG TRAURIG, P.A.

Management, page 47

24.	Please revise to briefly discuss the specific experience, qualifications, attributes or skills of your directors that led to the conclusion they should serve on your board. Refer to Item 401(e) of Regulation S-K.

The Registrant has revised the disclosure as requested.

Executive Compensation, page 49

25.	We note that you are a reporting company. Please explain why you have included executive compensation disclosure for your last two completed fiscal years. Refer to Item 402(m)(3) and Item 402(n) of Regulation S-K.

The Registrant has included the referenced executive compensation disclosure because it does not qualify for the smaller reporting company exception to limit such disclosure to the last completed fiscal year contained in item 1 of the Instructions to Item 402(n) by reason of having been a reporting company pursuant to Section 13(a) or 15(d) of the Exchange Act at all times during such two-year period.

26.	We note your disclosure in the analysis that all of your named executive officers participate in your annual performance based bonus program. Please explain why there are no figures in the incentive plan or bonus columns of the chart on page 49. Additionally, please revise to provide a more detailed discussion of your annual incentive program.

The Registrant has not established an annual performance based bonus program for its named executive officers. The Registrant has included disclosure to that effect in Amendment No. 1.

27.	We note your disclosure on page 50 that you agreed to pay Mr. Frija “a one-time cash retention bonus in the amount of $10,500 on or before June 30, 2012.” Please explain why this has not been disclosed in the chart on page 49.

The Registrant has revised the chart to include this disclosure.

Certain Relationships and Related Party Transactions, page 53

28.	Please revise the bullet points to provide that you have disclosed all transactions involving the lesser of $120,000 or one percent of the average of the company’s total assets at year end for the last two completed fiscal years. Refer to Item 404(d)(1) of Regulation S-K.

The Registrant has revised the disclosure as requested.

GREENBERG TRAURIG, P.A.

29.	For all transactions involving indebtedness, please revise to disclose the amount of principal paid during the periods for which disclosure is provided. Refer to Item 404(a)(5) of Regulation S-K.

The Registrant has revised the disclosure as requested.

30.	We note your statement on page 54 that you “utilized the services of an entity that is owned 50% by [y]our President and Chief Executive Officer.” Please revise to disclose the name of this related party.

The Registrant has revised the disclosure as requested.

Principal Stockholders, page 55

31.	We note disclosure on page 60 which states that Special Situations Fund III, L.P. owns 7.2% of your current outstanding shares. Please explain why this entity is not disclosed as a principal stockholder on page 55.

In accordance with long-standing Staff guidance, the selling stockholder table lists the actual selling stockholders, not the ultimate beneficial owners of the shares covered by the Registration Statement. The beneficial ownership table on page 55 lists the ultimate beneficial owners of the Registrant’s shares as required by Item 403 of Regulation S-K. Footnote 7 to that table discloses the shares held of record by each SSF fund, including Special Situations Fund III QP, L.P.

Description of Capital Stock, page 56

32.	Please revise this section to describe the warrants you are registering.

The Registrant has revised the disclosure as requested.

33.	We note your disclosure on page 57 that there are currently 80,982,629 shares of common stock issued and outstanding. Please reconcile this with the disclosure in your financial statements that you currently have 60,185,344 shares of common stock issued and outstanding as of September 30, 2013 and the 16,080,833 shares issued pursuant to the private placement on October 29, 2013. Please revise throughout accordingly or advise.

As previously noted, there were 16,666,667 shares issued pursuant to the private placement, of which 16,080,833 shares are covered by the Registration Statement. The 585,834 shares purchased by the Registrant’s officers and directors in the private placement are not covered by the Registration Statement. Furthermore, the comment does not take into account the Registrant’s issuance of 3,898,618 shares of its common stock upon the

GREENBERG TRAURIG, P.A.

conversion of all of its senior convertible notes in conjunction with completing the private placement. Finally, the comment does not take into account the exercise of employee stock options for 129,500 shares that occurred after completion of the private placement and before filing of the Registration Statement. Please note that the Registrant has increased the amount of outstanding shares to give effect to the additional exercise of stock options since the filing of the Registration Statement.

Item 16. Exhibits and Financial Statement Schedules, page II-3

34.	Please revise to file a form of Common Stock Certificate as an exhibit. Refer to Item 601(b)(4) of Regulation S-K.

The Registrant has revised the disclosure as requested and filed the related exhibit.

*******

The Registrant hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.

Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification in respect of Amendment No. 1, please do not hesitate to contact the undersigned by telephone at (305) 579-0642.

Thank you, in advance, for the Staff’s prompt attention to this filing.

Very truly yours,

/s/ Andrew E. Balog

Andrew E. Balog

cc:	Kevin Frija, Chief Executive Officer
Harlan Press, Chief Financial Officer

GREENBERG TRAURIG, P.A.